      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1997


                                                      Registration No. 333-27387

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ----------------

                               AMENDMENT NO. 1
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                              ----------------

                                 CD RADIO INC.
             (Exact Name of Registrant as Specified in Its Charter)
                     SIXTH FLOOR, 1001 - 22ND STREET, N.W.
                            WASHINGTON, D.C.  20037
                                 (202) 296-6192
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              DELAWARE                             4832                             52-1700207
    (State or other jurisdiction       (Primary Standard Industrial              (I.R.S. Employer
   incorporation or organization)       Classification Code Number)           Identification Number)

                                DAVID MARGOLESE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 CD RADIO INC.
                      SIXTH FLOOR, 1001 22ND STREET, N.W.
                            WASHINGTON, D.C.  20037
                                 (202) 296-6192
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                              ----------------
                                  Copies to:
                          CHRISTOPHER J. BARRY, ESQ.
                            RANDAL R. JONES, ESQ.
                            BOGLE & GATES P.L.L.C.
                      TWO UNION SQUARE, 601 UNION STREET
                          SEATTLE, WASHINGTON  98101
                                 206-682-5151

                               ----------------

Approximate date of commencement of proposed sale to the public: At such time or from time to time after the effective date of this Registration Statement as the respective Selling Stockholders shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________


If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ----------------



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                               9,061,740 SHARES*
                                 CD RADIO INC.
                                  COMMON STOCK

                                  ----------

         This Prospectus pertains to the offer and sale from time to time of up to 9,061,740 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of CD Radio Inc. ("CD Radio" or the "Company") by or for the account of certain of the Company's stockholders (collectively, the "Selling Stockholders"). See "Selling Stockholders."


         The Shares offered hereby may be sold by the Selling Stockholders directly or through agents, underwriters or dealers as designated from time to time or through a combination of such methods. The Company will receive none of the proceeds from any sale of Shares by or for the account of the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate with one or more of the Selling Stockholders in the distribution of the Shares may be deemed to be underwriters and any commissions received or profit realized by them in connection with the resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholders" and "Plan of Distribution." The Company has agreed to bear all expenses relating to this registration, other than underwriting discounts and commissions. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. See "Selling Stockholders" and "Plan of Distribution." The Common Stock is quoted on the NASDAQ SmallCap Market under the symbol "CDRD". On June 17, 1997, the closing bid price of the Common Stock as reported by NASDAQ was $ 15.00.



         *The shares of Common Stock offered hereby include the resale of such presently indeterminate number of shares of Common Stock as shall be issued in respect of all shares of Common Stock issuable upon conversion of 5,400,000 shares of the Company's 5% Delayed Convertible Preferred Stock, par value $0.001 (the "5% Preferred Stock"), issued in a private placement in April 1997. The number of shares of Common Stock indicated to be issuable in connection with such transaction and offered for resale hereby is an estimate determined in accordance with a formula based on the market prices of the Common Stock and date of conversion, as described in this Prospectus, and is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the 5% Preferred Stock was converted on May 14, 1997, the Company would be obligated to issue a total of approximately 9,061,740 shares of Common Stock if all 5,400,000 shares of 5% Preferred Stock outstanding as of May 14, 1997 were converted on such date. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to the number of shares of Common Stock into which the 5% Preferred Stock will be converted. See "Risk Factors--5% Delayed Convertible Preferred Stock."


                                  ----------

         SEE "RISK FACTORS" BEGINNING ON PAGE THREE OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  ----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares may be offered from time to time in negotiated transactions or otherwise at market prices prevailing at the time of each sale, subject to the right of the Selling Stockholders to reject any order in whole or in part.


                THE DATE OF THIS PROSPECTUS IS JUNE 19, 1997.

                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Shares offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain financial and other information relating to the Company is contained in the documents indicated below under "Incorporation of Certain Documents By Reference" which are not presented herein or delivered herewith. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

         Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates, or by reference to the Company on the Commission's World Wide Web page (http:\\www.sec.gov). In addition, the Common Stock is listed on the NASDAQ SmallCap Market. Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.
        2.   The Company's Current Report on Form 8-K dated April 10, 1997.
        3.   The Company's Current Report on Form 8-K dated May 2, 1997.

        4.   The Company's Current Report on Form 8-K dated June 17, 1997.


        5. The Company's Quarterly Report on Form 10-Q/A for the period ended March 31, 1997.


        6. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to
             Section 12(b) of the Exchange Act, and declared effective on September 13, 1994 (including any amendment or report filed for the purpose of updating such description).


         All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the Registration Statement containing this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such documents should be directed to: CD Radio Inc., Sixth Floor, 1001 22nd Street, N.W., Washington, D.C. 20037.

                                  THE COMPANY

         The Company is a pioneer in the emerging satellite-to-car broadcasting industry ("satellite radio"). The Company is engaged in the development of a subscription based satellite radio system for the nationwide broadcast of 30 channels of commercial-free, compact disc quality music programming and up to 20 channels of all-news, all-sports, and all-talk programming. The Company's primary market is expected to be operators of cars and trucks throughout the continental United States. The Company plans to broadcast its service, to be called CD Radio, via its own custom designed and built satellite system utilizing technology developed by the Company.


         The Company was incorporated in the State of Delaware as Satellite CD Radio, Inc. on May 17, 1990. On December 7, 1992, the Company's name was changed to CD Radio Inc., and the Company formed a wholly-owned subsidiary, Satellite CD Radio, Inc. On April 29, 1993, the Company purchased all of the outstanding stock of Sky-Highway Radio Corp., a Colorado corporation ("SHRC"), at the time a competing applicant for an FCC license to launch and operate a satellite radio service. Thereafter, the Company caused SHRC to withdraw its license application and discontinue operations. On December 23, 1994, SHRC was dissolved. Unless the context otherwise indicates, the term "Company" as used herein refers to CD Radio Inc. and its subsidiaries, Satellite CD Radio, Inc. and SHRC. The Company's executive offices are located at Sixth Floor, 1001 22nd Street N.W., Washington, D.C. 20037, and its telephone number is (202) 296-6192.



                              RECENT DEVELOPMENTS

         The Company was a winning bidder at an FCC auction on April 2, 1997 of a license (the "FCC License") to permit it to build, launch and operate its satellites to provide a satellite radio broadcast service with a winning bid of $83,346,000.

         In April 1997, the Company sold in a private placement $135 million of 5% Delayed Convertible Preferred Stock, convertible to common stock at conversion prices based on discounts to future market prices. The purpose of the sale is to finance the payment of the purchase price for the FCC License and for working capital prior to the completion of subsequent financings.


         In June 1997, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock of the Company by 150 million shares to an aggregate of 200 million shares and increasing the number of authorized shares of Preferred Stock by 40 million shares to an aggregate of 50 million shares.


                           FORWARD-LOOKING STATEMENTS

         Certain statements in this Registration Statement on Form S-3 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, the Company's service, CD Radio, is in the planning and development stage and the descriptions set forth herein as to how the Company plans to implement, market and operate the service are forward-looking statements, and are subject to change based on future developments, the Company's experience and known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: risk of not receiving from the FCC the FCC License in a timely manner; potential risk of delay; increased costs of construction and launch of necessary satellites; dependence on satellite construction and launch contractors; risk of launch failure; unproven market acceptance of the Company's services; the continuing losses of the Company; reliance on unproven technology; need for substantial additional financing and other risks and uncertainties described under "Risk Factors" in this Registration Statement on Form S-3. Certain of the forward-looking statements contained in this Registration Statement are identified with cross references to this section and/or to specific risks identified under "Risk Factors."


                                  RISK FACTORS

         The Shares offered hereby involve a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before making an investment in the Shares offered hereby. This Registration Statement and documents incorporated herein contain forward-looking statement within the
meaning of Section 27A of the Securities Act.   Discussion containing such
forward-looking
statements may be found in the material within this Registration Statement generally as well as within the documents listed under "Incorporation of Certain Documents by Reference" and documents subsequently filed pursuant to
Section 13(a), 13(c), 14 and 15(d) of the Exchange Act. Actual events or results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in the Registration Statement generally.


Development Stage Company; Continuing Losses

  The Company's proposed service, CD Radio, is in its initial stage of development. Since its inception, the Company's activities have been concentrated on applying for necessary licenses, technology development, strategic planning, and market research. The Company has incurred aggregate net losses of approximately $18,500,000, from its inception on May 17, 1990 through December 31, 1996, including net losses of approximately $2,800,000 or $0.29 per share, during the year ended December 31, 1996. The Company anticipates that it will not achieve any revenue from operations until the second half of 1999 at the earliest, and that revenue from operations, if and when achieved, will not be sufficient to cover operating expenses until the second half of 2000 at the earliest. The ability of the Company to begin to achieve profitability will depend upon a number of factors, including timely receipt of all necessary FCC authorizations, successful and timely construction and deployment of its satellite system, the development and manufacture of satellite radios by consumer electronics manufacturers and the successful marketing of CD Radio. There can be no assurance that any of the foregoing will be accomplished, that CD Radio will be placed in operation, that the Company will attain a satisfactory market share or that the Company will achieve profitability.

Need for Substantial Additional Financing


  The Company was a winning bidder in the auction for one of two FCC
Licenses on April 2, 1997 with a bid of $83,346,000. The Company estimates that assuming receipt of the FCC License it will require cash in the aggregate amount of at least $500 million, plus the cost of the FCC License, to fund the construction and launch of the Company's satellites and the commencement of CD Radio and to provide cash reserves for the first year of service. See "Forward-Looking Statements." The estimates assume that service will commence in the Fall of 1999 and do not include interest costs or any payments that may be required to holders of the 5% Preferred Stock as a result of failure to satisfy certain requirements under the terms of the 5% Preferred Stock financing in a timely manner. Additional funds, however, would be required in the event of delay, cost overruns, launch failure or other adverse developments. Further additional financing also would be required for the Company to redeem the 5% Preferred Stock. The Company anticipates funding its projected cash requirements through the completion of additional debt and equity financings. The Company does not have financing commitments in place sufficient to fund the implementation of CD Radio service, and there can be no assurance that the Company will be able to obtain additional financing on favorable terms, if at all, or that it will be able to do so on a timely basis. Failure to secure necessary financing on a timely basis could result in delays and increases in the cost of satellite construction or launch or other activities necessary to put CD Radio in operation, could cause the Company to default on its commitments to its satellite construction or launch contractors or others, could render the Company unable to put CD Radio in operation and could force the Company to discontinue operations or seek a purchaser. See "-- Risk of Delay; Effect of Delay on Financing Requirements." The issuance by the Company of additional equity securities could cause substantial dilution of the existing stockholders' interest in the Company.


Risk of Delay; Effect of Delay on Financing Requirements

  The Company is currently targeting the second half of 1999 for the commencement of CD Radio. The Company's ability to meet that objective will depend on several factors, including receipt of the FCC License by the third quarter of 1997. There can be no assurance as to when the FCC will award the FCC License. A significant delay in the timely development, construction, launch and commencement of operation of CD Radio could have a material adverse effect on the Company. Delay could result from a variety of causes, including delays associated with FCC authorizations, inability to obtain necessary financing in a timely manner, delays in design, development, construction or testing of satellites, the national broadcast studio or other aspects of the CD Radio system, changes of technical specifications, delay in commercial availability of satellite radios, failure of the Company's vendors to perform as anticipated or a delayed or unsuccessful satellite launch. During any period of delay, the Company would continue to have significant cash requirements, including capital expenditures, administrative and overhead costs, contractual obligations and debt service that could materially increase the aggregate amount of funding required to complete the preparations necessary to permit the Company to commence operating CD Radio. Financing may not be available on favorable terms or at all during periods of delay. In its order setting forth the terms in which FCC Licenses would be awarded, the FCC imposed timing requirements with respect to the implementation of service authorized under the FCC Licenses. Licensees would be required to begin satellite construction within one year; to launch and begin operating their first satellite within four years; and to begin operating their entire system within six years. Failure to meet these timing requirements could result in loss of the FCC License.

Delay also could cause the Company to be placed at a competitive disadvantage in relation to a competitor who succeeds in beginning operations earlier than the Company, or prevent the Company from putting CD Radio into service.

Government Regulation; No Assurance of FCC License

  The receipt of an FCC License to construct, launch and operate its satellites is a prerequisite to the Company's ability to offer CD Radio. The Company was a winning bidder in the auction for the FCC License. However, there is no assurance that the FCC will award the Company the FCC License or that such award would be made in a timely fashion.


  Changes in ownership of the Company's stock since the cutoff date for satellite radio license applications, including the sale of the shares of Common Stock in the Company's initial public offering, required the Company to obtain an exemption from the FCC to permit the Company's license application to be processed. The Company applied for such an exemption on February 2, 1994, and the FCC released a ruling granting the request on June 8, 1994, conditioned on the current stockholders and officers of the Company remaining in actual control of the Company. Additional equity financings and sales of common stock by persons who were stockholders on the cutoff date could also result in further changes in ownership of the Company's stock and could require the Company to obtain an exemption from the FCC.


   In its order setting forth the terms in which FCC Licenses would be awarded, the FCC imposed certain milestones with respect to the implementation of service authorized under the FCC Licenses. See "-- Risk of Delay; Effect of Delay on Financing Requirements."

  Changes in law, FCC regulations or international agreements relating to communications policy generally or to matters relating specifically to the services proposed by the Company could affect the Company's ability to obtain its FCC License or the manner in which its proposed service would be regulated.

5% Delayed Convertible Preferred Stock

  In April 1997, the Company sold an aggregate of $135 million of the 5% Preferred Stock. The terms of the 5% Preferred Stock provide that it is convertible to Common Stock at discounts from future market prices of the Common Stock, which could result in substantial dilution to holders of Common Stock. The terms of issuance of the 5% Preferred Stock also require payments in the amount of 3% of the aggregate liquidation preference per month if the Company fails within certain prescribed periods to increase the number of authorized shares of Common Stock; to reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the 5% Preferred Stock, at least such number of its Common Stock that is the greater of (i) 10 million shares and (ii) 1.5 times the number as shall from time to time be sufficient to effect the conversion of all outstanding shares of the 5% Preferred Stock; to obtain any governmental approvals necessary for the conversion of 5% Preferred Stock; or to maintain an effective registration statement under the Securities Act of 1933 with respect to the resale of Common Stock issuable upon conversion of the 5% Preferred Stock. The terms of the 5% Preferred Stock also require the Company to repurchase some or all of the 5% Preferred Stock upon the occurrence of certain specified events. If payment or repurchase obligations were to arise under the terms of the 5% Preferred Stock, the Company's financial condition could be materially adversely affected. The Company has applied for FCC approval of the conversion of the 5% Preferred Stock, but there can be no assurance that such approval will be obtained by the Company. See "Description of Securities."

Reliance on Unproven Technology

  The CD Radio system is designed to use two satellites in geosynchronous orbit that transmit identical signals to a new generation of satellite radios in cars and trucks. The Company has conducted simulation testing and demonstrations of CD Radio with a prototype receiver installed in an automobile. The satellite system and other aspects of the CD Radio service, however, will use certain technology that has yet to be tested using orbiting satellites or a satellite radio suitable for commercial production. While management believes that the technology developed by the Company will allow the service to operate as planned, there can be no assurance that the CD Radio system will function as currently contemplated.

Dependence upon Satellites and Contractors; Risk of Launch Failure


  The Company's business will depend upon the successful construction and launch of its satellites which will be used to transmit CD Radio. The Company will rely upon its satellite vendor, Space Systems/Loral ("Loral"), for the timely delivery of its satellites. Failure of Loral to deliver functioning satellites in a timely manner could materially adversely affect the Company's business.



  The Company is also dependent on its satellite launch vendor, Arianespace, for the construction of launch vehicles and the successful launch of its satellites. Satellite launches are subject to significant risks, including satellite destruction or damage during launch or failure to achieve proper orbital placement. Launch failure rates vary from period to period and from contractor to contractor. While past experience is not necessarily indicative of future performance, Arianespace has advised the Company that as of March 18, 1997 it has successfully completed 81 of 86 launches (approximately 94%) since beginning commercial operations in 1984. Satellites also could be defective or could be damaged or fail in orbit. As part of its risk management program, the Company plans to construct a third (back-up) satellite and to obtain insurance covering failed launch vehicle replacement. The launch of a replacement satellite would delay the commencement or continuation of the Company's operations for not less than six months, which could have an adverse effect on the demand for the Company's services, as well as the Company's revenues and results of operations. The launch or in-orbit failure of two of the Company's satellites could delay the commencement or continuation of the Company's operations for three years or more, which would have a material adverse effect on the Company.


Uncertain Market Acceptance

   There are currently no satellite radio services such as CD Radio in commercial operation in the United States. As a result, the extent of the potential demand for such services and the degree to which the Company's proposed service will meet that demand cannot be estimated with certainty, and there can be no assurance that there will be sufficient demand for CD Radio service to enable the Company to achieve profitable operations. The success of CD Radio in gaining market acceptance will be affected by a number of factors beyond the Company's control, including consumers' willingness to pay subscription fees to obtain satellite radio broadcasts, the cost, availability and consumer acceptance of satellite radios, marketing and pricing strategies of competitors, development of alternative technologies and general economic conditions.

Unavailability of Satellite Radios

  The Company's business strategy requires that subscribers to CD Radio purchase satellite radios to receive the service. Satellite radios are not currently commercially available and the Company is unaware of any manufacturer currently developing such radios for commercial sale. The ultimate success of the Company's service will therefore depend in significant part on the willingness of at least one consumer electronics manufacturer to develop and manufacture these radios. Although the Company intends to foster the development of commercially available satellite radios, there can be no assurance that a manufacturer will develop such radios in a timely manner or at all, or that if commercially developed such radios will be affordable in price. The failure of one or more consumer electronics manufacturers to develop satellite radios for commercial sale in a timely manner would have a material adverse effect on the Company's business.

Music Royalty Payments

  In connection with its proposed music programming, the Company will be required to negotiate and enter into royalty arrangements with copyright owners of sound recordings and with performing rights societies, such as the American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), SESAC, Inc. ("SESAC"), and recording owners under the Digital Recordings Act of 1995. The amount of these royalties is yet to be negotiated and there can be no assurance that any royalty arrangements negotiated by the Company will be on terms favorable to the Company.

Development of Business and Management of Growth

  The Company has not yet commenced CD Radio service. To operate successfully, the Company must develop and implement systems for operational and financial management, programming, marketing, subscriber registration and management, billing and collection of subscriber fees and other functions, and must hire and train personnel to perform these functions. The Company expects to experience significant and rapid growth in the scope and complexity of its business as it proceeds with the development of its satellite radio system and the commencement of CD Radio service.

Growth is likely to place a substantial strain on the Company's management, operational, financial and accounting resources. Failure to develop and implement effective systems for the performance of all of the functions necessary to the effective provision of its service and management of its subscriber base and business, and failure to manage growth effectively, would have a material adverse effect on the Company's business.

Competition

  The Company will be seeking market acceptance of its proposed service in a new, untested market and will compete with established conventional radio stations, which do not rely on subscription fees for their operations. Many radio stations also offer information programming of a local nature such as local news or traffic which the Company will be unable to offer. The Company also expects to compete directly with American Mobile Satellite Corporation, which is principally owned by the Hughes division of General Motors, and which has financial, management and technical resources which greatly exceed those of the Company.

Dependence on Chief Executive Officer

  The Company is highly dependent during its development phase on the services of David Margolese, Chairman and Chief Executive Officer, who is responsible for the Company's operations and strategic planning. The loss of the services of Mr. Margolese during the development stage of the Company could have a material adverse effect upon the business and prospects of the Company.

Proposed Business Dependent Upon Regulatory Approval

  The Company has concentrated its efforts on the development and preparation of its proposed service, CD Radio. The timely receipt of an FCC License to construct, launch and operate its satellites is a prerequisite to the Company's ability to offer CD Radio. If the Company is not awarded the FCC License despite being a winning bidder in the auction, the Company would be forced to identify an alternative business plan and use for any remaining capital resources. Such an alternative plan could involve a change in focus to a related or unrelated business activity, or dissolution of the Company. No consideration has been given to any alternative activity or use of funds. There can be no assurance that the Company would be able to identify or effectively pursue any such alternative in a manner that would benefit the Company or its stockholders.

Uncertain Patent Protection

  The Company has been granted certain U.S. patents covering various types of satellite radio technology. There can be no assurance, however, that the Company's U.S. patents will not be challenged, invalidated or circumvented by others. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patents or to determine the scope and validity of other parties' proprietary rights, and there can be no assurance of success in any such litigation.

  Although the Company believes that patent protection may provide benefits to the Company, the Company does not believe that its business is dependent on obtaining patent protection or successfully defending any such patents against infringement by others.

Limited Prior Public Market; Potential Volatility of Stock Price


  The Company's Common Stock has been traded on the NASDAQ SmallCap Market since September 13, 1994. There can be no assurance that an active public market will continue for the Common Stock, or that the market price for the Common Stock will not decline below its current price. Such price may be influenced by many factors, including, but not limited to, investor perception of the Company and its industry and general economic and market conditions. The trading price of the Common Stock could be subject to wide fluctuations in response to announcements of business and technical developments by the Company or its competitors, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of development stage companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of the Common Stock.

Possible Delisting of Common Stock from NASDAQ; Possible Adverse Effect on Trading Market


  The Common Stock is quoted on the NASDAQ SmallCap Market. There are a number of continuing requirements that must be met in order for the Common Stock to remain eligible for quotation on NASDAQ. In order to continue to be quoted on NASDAQ, a company must maintain $2 million in total assets, a $200,000 market value of the public float and $1 million in total capital and surplus. In addition, continued quotation requires two marketmakers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such a minimum bid, it will remain eligible for continued quotation on NASDAQ if the market value of the public float is at least $3 million and the company has $2 million in capital and surplus. The failure to meet these maintenance criteria in the future could result in the delisting of the Company's Common Stock from NASDAQ. In such event, trading, if any, in the Common Stock may then continue to be conducted in the non-NASDAQ over-the-counter market. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock. In November 1996, NASDAQ approved changes to its quantitative and qualitative standards for issuers listing on NASDAQ, subject to public comment and approval by the Commission. Among the proposed changes are the elimination of the alternative test for issuers failing to meet the minimum bid price of $1.00, an increase in the quantitative standards for both the NASDAQ National Market and the NASDAQ SmallCap Market, and the corporate governance requirements applicable to the NASDAQ National Market would be applicable to the NASDAQ SmallCap Market.


  In addition, if the Common Stock were delisted from trading on NASDAQ and the trading price of the Common Stock were less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the shares of Common Stock and thereby have a material adverse effect on the trading market for the securities.

Possible Adverse Effect of State Blue Sky Restrictions on Secondary Trading of Common Shares

  The Company believes that its Common Stock is eligible for sale on a secondary market basis in most states based on various exemptions to state qualification requirements. Limitations on, or the absence of those exemptions, will under certain circumstances restrict the ability of a holder to transfer the Common Stock to non-institutional buyers in some states. This could adversely affect the liquidity of the Common Stock.

Anti-takeover Provisions


The Company's Board of Directors has the authority to issue up to 50,000,000 shares of Preferred Stock in one or more series and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders, and 5,400,000 of such Preferred Shares are issued and outstanding. Any issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. The Company has sold 5,400,000 shares of the 5% Preferred Stock, convertible into shares of common stock, and such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company may become subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company or adversely affect the market price of the Company's Common Stock. In addition, the severance provisions of employment agreements with certain members of the Company's management provide for payments that could discourage an attempted change in control of the Company.

                                USE OF PROCEEDS

         The Shares offered hereby are being registered for the account of the Selling Stockholders and, accordingly, the Company will not receive any of the proceeds from the sale of the Shares.

                              SELLING STOCKHOLDERS

         The Shares being offered for resale by the Selling Stockholders were acquired in connection with the April 1997 private placement and include the Common Stock issuable upon conversion of the 5% Preferred Stock. The term "Selling Stockholder" includes all persons acquiring securities in the Placement and persons acquiring such securities in permitted transfers from original holders thereof pursuant to the Preferred Stock Investment Agreement in transactions not requiring registration under the Securities Act. In connection with the Placement, the Company granted the Selling Stockholders certain registration rights pursuant to which the Company agreed to use its best efforts to keep the registration, of which this Prospectus is a part, effective for at least two years from the date hereof.


         The following table sets forth certain information regarding the ownership of shares of Common Stock by the Selling Stockholders as of June 18, 1997, and as adjusted to reflect the sale of the Shares. The information in the table concerning the Selling Stockholders who may offer Common Shares hereunder from time to time is based on information provided to the Company by such stockholders, except for the assumed conversion ratio of shares of the 5% Preferred Stock into Common Stock, which is based solely on the assumptions discussed above or referenced in footnote (2) to the table. Information concerning such Selling Stockholders may change from time to time and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution."




                                                    COMMON SHARES           MAXIMUM NUMBER OF          COMMON SHARES OWNED
                                                        OWNED              COMMON SHARES TO BE         AFTER OFFERING (1)
                                                  PRIOR TO OFFERING               SOLD                --------------------
               NAME                                      (2)                IN THE OFFERING           NUMBER       PERCENT
-----------------------------------------       -------------------       -----------------------------------------------
Salomon Brothers Inc                                    83,905                    83,905                 0            *

Fidelity Summer Street Trust:                          168,260                   168,260                 0            *
Fidelity Capital & Income Fund (3)

Dickstein & Co., L.P.                                   22,310                    22,310                 0            *

Dickstein International Limited                           3937                      3937                 0            *

Global Bermuda Limited                                  52,498                    52,498                 0            *
Partnership

Lakeshore International, Limited                        26,249                    26,249                 0            *

Elliott Associates, L.P. (4)                           314,981                   314,981                 0            *

Westgate International, L.P. (4)                       209,987                   209,987                 0            *

Everest Capital International, Ltd. (5)              1,908,260                 1,908,260                 0            *

Everest Capital Fund, L.P. (5)                         716,582                   716,582                 0            *

Grace Brothers, Ltd. (5)                               756,045                   756,045                 0            *

         MacKay-Shields Financial Corporation           1,359,847                 1,359,847                 0              *
         (5)

         The Ravich Revocable Trust of 1989 (6)           108,669                   108,669                 0              *

         TCW Shared Opportunity Fund II                   104,994                   104,994                 0              *

         Stonehill Offshore Partners                       31,498                    31,498                 0              *
         Limited (4)

         Stonehill Partners, L.P. (4)                     115,165                   115,165                 0              *

         GRS Partners III (4)                              30,515                    30,515                 0              *

         Aurora Limited Partnership (4)                    19,686                    19,686                 0              *

         Herta and Paul Amir Family Trust                  25,724                    25,724                 0              *

         The Wolens Family Trust                             1312                      1312                 0              *

         JMG Capital Partners, L.P.                        26,249                    26,249                 0              *

         CC Investments, Ltd. (4)                         157,490                   157,490                 0              *

         Continental Casualty Company (7)               1,870,461                 1,870,461                 0              *

         Greenlight Capital, L.P.                          59,059                    59,059                 0              *

         Greenlight Capital Offshore, Ltd.                 19,686                    19,686                 0              *

         Lloyd I. Miller Trust A-4 Dated                     7875                      7875                 0              *
         9/19/80, Amended and Restated 9/20/83


         Milfam II, L.P.                                     7875                      7875                 0              *

         The Milner Trust                                  13,124                    13,124                 0              *

         Post Balanced Fund, L.P.                         104,994                   104,994                 0              *

         UBS Securities LLC                               482,788                   482,788                 0              *

         Goldman, Sachs & Co.                             251,715                   251,715                 0              *

                                                 ========================  =========================   ============    -----------
                Total                                   9,061,740                 9,061,740                 0              *
                                                 ========================  =========================   ============

-----------------
*   Less than 1%.
(1) Assumes that all of the Selling Stockholders will sell all Shares during the effective period.
(2) Assumes that the Company will receive FCC approval for the conversion of the 5% Preferred Stock (which has not been obtained) and represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of 5% Preferred Stock beneficially owned by such person, assuming a conversion date of May 14, 1997 and that all dividends on shares of the 5% Preferred Stock are accrued but unpaid. The actual number of shares of Common Stock offered hereby is subject to change and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by anyone at this time, including, among others, application of the conversion provisions based on market prices prevailing prior to the actual date of conversion, the applicable discount based on the date of conversion and whether dividends on shares of 5% Preferred Stock are paid in cash or added to the Liquidation Preference (as defined below). In order to calculate the number of shares of 5% Preferred Stock beneficially held, divide the amount included in the column captioned "Common Shares Beneficially Owned Prior to the Offering", by 1.6781. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock , as to the number of shares of Common Stock into which the 5% Preferred Stock will be converted or as to when holders will elect to convert shares of the 5% Preferred Stock into shares of Common Stock. The shares of 5% Preferred Stock were issued in the 1997 Private Placement. See "Risk Factors -5% Delayed Convertible Preferred Stock."
(3) This entity is an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to the entity mentioned above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation.


(4) The Selling Stockholder has agreed that it will not, following any conversion of its 5% Preferred Stock, be the beneficial owner of more than 4.99% of the outstanding Common Stock unless it chooses to waive this restriction upon 61 days prior notice to the Company. Beneficial ownership is presented herein without regard to such limitation. The 4.99% limitation applies in the aggregate to Stonehill Offshore Partners Limited, Stonehill Partners, L.P., GRS Partners III and Aurora Limited Partnership.


(5) The Selling Stockholder has agreed that it will not, following any conversion of its 5% Preferred Stock, be the beneficial owner of more than 9.99% of the outstanding Common Stock unless it chooses to waive this restriction upon 61 days prior notice to the Company. The notice period of 61 days was changed to two days in the case of the entities for which MacKay-Shields has acted as fund manager, which include the following:
    Mainstay VP Series Fund, Inc., on behalf of its High Yield Corporate Bond Portfolio; The Mainstay Funds, on behalf of its High Yield Corporate Bond Fund Series; The Brown & Williamson Master Retirement Trust; Police Officers Pension System of the City of Houston; Highbridge Capital Corporation; and The Mainstay Funds, on behalf of the Strategic Income Fund Series. Beneficial ownership is presented herein without regard to such limitation.


(6) Excludes the shares of common stock issuable upon conversion of 486,000 shares of 5% Preferred Stock which are issuable upon exercise of a warrant held by Libra Investments, Inc. and/or its assigness including the Ravich Revocable Trust of 1989 (the "Ravich Trust"). The Ravich Trust is the majority shareholder of Libra Investments, Inc.

(7) Holds 5% Preferred Stock on behalf of itself and on behalf of its Designated A/C High Yield fund.

                No Selling Stockholder has held any position or office, or other material relationship with the Company or any of its predecessors or
affiliates within the past three years.   The Ravich Trust is the majority
shareholder of Libra Investments, Inc., which acted as agent for the company in the placement of the 5% Preferred Stock. The trustee of the Ravich Trust is Jess Ravich, the Chairman and Chief Executive Officer of Libra Investments, Inc.

                           DESCRIPTION OF SECURITIES


                 The Company's Certificate of Incorporation provides for authorized capital of 250,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $0.001 per share, and 50,000,000 shares of Preferred Stock, par value $0.001 per share.



                 As of May 8, 1997, the Company had 10,313,391 shares of Common Stock outstanding held of record by 98 persons, and had reserved for issuance 1,815,000 shares of Common Stock with respect to outstanding options and options available for issuance pursuant to the Company's stock option plan.

COMMON STOCK

                 Holders of the Company's Common Stock are entitled to cast one vote for each share held of record on all matters acted upon at any stockholders' meeting and to dividends if, as and when declared by the Board of Directors out of funds legally available therefor. There are no cumulative voting rights. In the event of any liquidation, dissolution or winding up of the Company, each holder of the Company's Common Stock will be entitled to participate, subject to the rights of any outstanding Preferred Stock, ratably in all assets of the Company remaining after payment of liabilities. Holders of the Company's Common Stock have no preemptive or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

                 The Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series, without any further vote or action by the stockholders.

The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. In addition, because the terms of such Preferred Stock may be fixed by the Board of Directors without stockholder action, the Preferred Stock could be designated and issued quickly in the event the Company determines to issue preferred stock to raise additional equity capital. The Preferred Stock could also be designated and issued with terms calculated to defeat a proposed take-over of the Company, or with terms making the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

5% Delayed Convertible Preferred Stock

         On March 19, 1997, the Board of Directors authorized the issuance of up to 8,000,000 shares of the 5% Preferred Stock. As of May 8, 1997, the Company had 5,400,000 shares of the 5% Preferred Stock outstanding held of record by 48 entities, and had agreed to grant a warrant to purchase an additional 486,000 shares at $25.00 per share.

         Dividends. Each share of the 5% Preferred Stock is entitled to receive dividends at the rate of $1.25 per annum, payable semi-annually on April 15 and October 15 of each year, in preference to any payment made on any other shares of capital stock of the Company. Any dividend payable on the 5% Preferred Stock may be paid, at the option of the Company, either (i) in cash or (ii) by adding the amount of such dividend to the Liquidation Preference (as defined below). Each share of the 5% Preferred Stock is also entitled to a liquidation preference of $25 per share, plus all accrued but unpaid dividends (the "Liquidation Preference"), in preference to any other class or series of capital stock of the Company. Other than the consent rights described below with respect to certain corporate actions, and except as otherwise provided by applicable law, holders of the 5% Preferred Stock have no voting rights.

         Conversion. The 5% Preferred Stock is convertible into shares of Common Stock at any time, provided that the Company is not obligated to honor any request for conversion of the 5% Preferred Stock at any time certain governmental approvals of the issuance of the Common Stock upon such conversion have not been obtained. If such approvals (other than with respect to a holder or group of holders holding more than 50% of the voting securities of the Company) are not obtained by 360 days after the First Closing date, the Company shall, at the request of any holder, repurchase the shares of the 5% Preferred Stock held by such holder at a purchase price per share equal to the sum of the Liquidation Preference plus any other cash payments due to such holder ("Cash Payments"), divided by 72.125% (the "Maximum Price"). The number of shares of Common Stock issuable upon conversion of the shares of the 5% Preferred Stock will equal the Liquidation Preference of the shares being converted plus any Cash Payments divided by the then-effective conversion price applicable to the Common Stock (the "Conversion Price"). The Conversion Price, as of any date up to and including November 15, 1997, is determined in accordance with a formula based on market prices of the Common Stock or actual prices at which the converting holder sold the Common Stock, in either case multiplied by an amount equal to 1 minus the Applicable Percentage. At any date after November 15, 1997, the Conversion Price is determined in accordance with a formula based on market prices of the Common Stock between October 15, 1997 and November 15, 1997, market prices of the Common Stock during the three consecutive trading days immediately preceding the date of conversion or actual prices at which the converting holder sold the Common Stock, in any case multiplied by 72.125%. The Applicable Percentage is as follows:

                                  Conversion after the
                                    Following Date         Applicable Percentage
                                  --------------------     ---------------------
                                      4/15/97                   14.375%
                                      5/15/97                   18.125%
                                      6/15/97                   19.875%
                                      7/15/97                   21.625%
                                      8/15/97                   23.250%
                                      9/15/97                   24.875%
                                      10/15/97                  25.000%
                                      11/15/97                  27.875%

The 5% Preferred Stock is at all times subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and
certain mergers affecting the Common Stock.   After three years after the date
of original issuance of the 5% Preferred Stock, the Company may require the holders of the 5% Preferred Stock to convert such shares into Common Stock at the then applicable Conversion Price and all Cash Payments due on a date specified in the notice of forced conversion. However, the conversion shall not occur if the Company has commenced bankruptcy proceedings, ceased operations or shall be in default for money borrowed in excess of $50 million.

         Required Redemption. The Company must also reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the 5% Preferred Stock, at least such number of its Common Stock that is the greater of (i) 10 million shares and
(ii) 1.5 times the number as shall from time to time be sufficient to effect the conversion of all outstanding shares of the 5% Preferred Stock. The Company has agreed to take such corporate action necessary to increase its number of authorized shares of Common Stock to at least 100 million shares on or before the 90th calendar day after the First Closing. If the Company does not have sufficient shares of Common Stock reserved to effect such conversion and fails to take such corporate action necessary to authorize or reserve sufficient shares of Common Stock, then at any time at the request of any holder of shares of the 5% Preferred Stock, the Company shall purchase from such holder the number of shares of the 5% Preferred Stock equal to such holder's pro-rata share of the number of shares of the 5% Preferred Stock that would not be able to be converted due to an insufficient number of shares of Common Stock reserved for such purpose at the Maximum Price. In addition, if prior to the earlier of April 21, 1998 or the closing of a Qualifying Offering (as defined below), the FCC awards more than two licenses permitting the licensee to provide satellite digital audio radio services and more than two licensees commence or announce an intention to commence satellite digital audio radio services, then upon the request of the holders of more than one-third of the outstanding shares of the 5% Preferred Stock, the Company shall purchase one-half of the shares of the 5% Preferred Stock held by each requesting stockholder at a purchase price per share equal to the sum of the Liquidation Preference plus any Cash Payments divided by 1 minus the Applicable Percentage. If a reorganization occurs, each holder of the 5% Preferred Stock may require the Company to redeem the 5% Preferred Stock at the Maximum Price. A Reorganization is defined as any reorganization or any reclassification of the Common Stock or other capital stock of the Company or any consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company. If the holder chooses not to require the Company to redeem such holder's shares, the shares will be convertible into the number of shares or other property to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of 5% Preferred Stock not so redeemed would have been entitled upon the reorganization.

         Redemption. The 5% Preferred Stock may be redeemed in whole but not in part at the Maximum Price by the Company at any time beginning on the date that is 10 months after the date of original issuance of the 5% Preferred Stock, plus one day for each day during which (x) a registration statement has not been declared effective with respect to the Common Stock issuable upon conversion of the 5% Preferred Stock by the 90th calendar day after the original issuance of the 5% Preferred Stock or (y) any such registration statement is suspended or the related prospectus is not current, complete or otherwise usable. The Company may not exercise its right of redemption unless
(i) the average closing price of the Common Stock as reported in the Wall
Street Journal for the 20 consecutive trading days prior to the notice of redemption shall equal or exceed $18 per share (subject to adjustments) and
(ii) the shares of Common Stock issuable upon conversion of the 5% Preferred Stock are registered for resale by an effective registration under the Securities Act of 1933, as amended. The Company also may redeem the 5% Preferred Stock in whole but not in part at the Maximum Price if the Company sells Common Stock for cash in an amount not less than $100 million in a registered underwritten public offering prior to October 15, 1997 ("Qualifying Offering").

         Dilution of Common Stock. The exact number of shares issuable upon conversion of all of the 5% Preferred Stock cannot currently be estimated but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock. The holders of Common Stock ownership interest will be materially diluted by conversion of the 5% Preferred Stock, which dilution will depend on, among other things, the future market price of the Common Stock and conversion elections made by holders of the 5% Preferred Stock. The terms of the 5% Preferred Stock do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof.

         Cash Payments. The private placement agreement relating to the sale of the 5% Preferred Stock specifies certain circumstances in which the Company must make a cash payment to each holder of the 5% Preferred Stock (or underlying securities issued or issuable upon conversion of the 5% Preferred Stock). The Company must make a cash payment equal to 3% of the Liquidation Preference per month to each holder if the Company fails: (i) within 90 days of the date of the First Closing to increase the number of authorized shares of Common Stock to at least 100 million shares; (ii) within 90 days of the date of the First Closing to file and cause to be declared effective a registration statement under the Securities Act of 1933 with respect to the resale of Common Stock issuable upon conversion of the 5% Preferred Stock; (iii) within 90 days of the date of the First Closing to obtain any governmental approvals necessary for the conversion of the 5% Preferred Stock; (iv) to honor any request for conversion of the 5% Preferred Stock except as permitted by the terms and conditions of the 5% Preferred Stock; or (v) to maintain the listing of the Common Stock on Nasdaq, the New York Stock Exchange or the American Stock Exchange. A similar cash payment must be made if, after effecting a registration statement with respect to the resale of Common Stock issuable upon conversion of the 5% Preferred Stock, the use of the prospectus is suspended for more than 60 cumulative days in the aggregate in any twelve month period. In addition, if the Company fails at any time to reserve a sufficient number of shares of Common Stock for issuance upon conversion of the 5% Preferred Stock, it must make a cash payment equal to 3% of the Liquidation Preference (proportionately reduced by the amount of shares that are so authorized and reserved) per month to the holders of the 5% Preferred Stock. The private placement agreement also provides that prior to the completion of a Qualifying Offering, the Company may not undertake to conduct any debt or equity financing that is not pari passu or junior to the 5% Preferred Stock in seniority, structure and maturity.

         Consent of the holders of a majority of the 5% Preferred Stock is required before the Company may take certain corporate actions or pay dividends on Common Stock and certain other corporate actions taken in connection with a partial repurchase of 5% Preferred Stock require the consent of all holders of 5% Preferred Stock.

                              PLAN OF DISTRIBUTION

         The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions), in special offerings, exchange distributions and/or secondary distributions, in negotiated transactions, in settlement of short sales of Common Stock, or a combination or such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected on a stock exchange, on the over-the-counter market, or privately. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from one or more of the Selling Stockholders for whom they may act as agent (which compensation may be in excess of customary commissions). Without limiting the foregoing, such brokers may act as dealers by purchasing any and all of the Shares covered by this Prospectus either as agents for others or as principals for their own accounts and reselling such securities pursuant to this Prospectus. The Selling Stockholders and any broker-dealers or other persons acting on the behalf that participate with such Selling Stockholders in the distribution of the Shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and any of the Selling Stockholders with respect to the offer or sale of the Shares pursuant to this Prospectus.

         At the time that any particular offering of Shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of Shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         The Selling Stockholders may from time to time pledge the Shares owned by them to secure margin or other loans made to one or more of the Selling Stockholders. Thus, the person or entity receiving the pledge of any of the Shares may sell them, in a foreclosure sale or otherwise, in the same manner as described above for a Selling Stockholder.

         The Company will not receive any of the proceeds from any sale of the Shares by the Selling Stockholders offered hereby.

         Pursuant to the Preferred Stock Investment Agreement, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Company shall bear customary expenses incident to the registration of the Shares for the benefit of the Selling Stockholders in accordance with the Preferred Stock Investment Agreement, other than underwriting discounts and commissions directly attributable to the sale of such securities by or on behalf of the Selling Stockholders.


         The Company has agreed to use its best efforts to keep the Registration Statement of which this Prospectus is a part effective for at least two years from June 19, 1997.

                                 LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Bogle & Gates P.L.L.C., Seattle, Washington.

                                    EXPERTS

The consolidated financial statements of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K/A have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

================================================================================
         NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION
OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                     ------------------------

                         TABLE OF CONTENTS

                     ------------------------


                                                  PAGE
                                                  ----
 Available Information . . . . . . . . . . . .      2
 Incorporation of Certain Documents by
   Reference . . . . . . . . . . . . . . . . .      2
 The Company . . . . . . . . . . . . . . . . .      3
 Recent Developments . . . . . . . . . . . . .      3
 Forward-Looking Statements. . . . . . . . . .      3
 Risk Factors  . . . . . . . . . . . . . . . .      3
 Use Of Proceeds . . . . . . . . . . . . . . .      9
 Selling Stockholders. . . . . . . . . . . . .      9
 Description of Securities . . . . . . . . . .     11
 Plan of Distribution  . . . . . . . . . . . .     14
 Legal Matters . . . . . . . . . . . . . . . .     15
 Experts . . . . . . . . . . . . . . . . . . .     15




                               9,061,740 SHARES

                                 COMMON STOCK

                             (without par value)





                               [CD RADIO LOGO]


                               ----------------

                                  PROSPECTUS

                               ----------------





                                JUNE 19, 1997



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table itemizes the expenses incurred by the Company in connection with the shares of Common Stock being registered. All of the amounts shown are estimates except the Securities and Exchange registration fee.


 ITEM                                                                   AMOUNT
 ----                                                                   ------
 Securities and Exchange Commission Registration Fee . . . . . . .   $   44,451
 Accounting Fees and Expenses. . . . . . . . . . . . . . . . . . .       10,000
 Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . .       20,000
 Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . .        1,000
                                                                   ----------------------
        Total  . . . . . . . . . . . . . . . . . . . . . . . . . .   $   75,451
                                                                   ======================





         The Selling Stockholders will pay no portion of the foregoing expenses.

ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-Laws provide that the Company shall indemnify all directors and officers and may indemnify employees and certain other persons to the full extent and in the manner permitted by Section 145 of the Delaware General Corporation Law, as amended from time-to-time. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

ITEM 16.         EXHIBITS.

         The following exhibits are filed with this Registration Statement.


 EXHIBIT
 NUMBER       DESCRIPTION
 ------       -----------
 4.1          Form of Preferred Stock Investment Agreement (Incorporated by
              reference to Exhibit 10.24 of the Registrant's Annual Report on
              Form 10-K for the year ended December 31, 1996)

 4.2          First Amendment to the Preferred Stock Investment Agreement
              (Incorporated by reference to Exhibit 10.24.1 of the Registrant's
              Annual Report on Form 10-K for the year ended December 31, 1996)

 4.3          Second Amendment to the Preferred Stock Investment Agreement
              (Incorporated by reference to Exhibit 10.24.1 of the Registrant's
              Annual Report on Form 10-K for the year ended December 31, 1996)

 5.1          Opinion of Bogle & Gates P.L.L.C.

 23.1         Consent of Bogle & Gates P.L.L.C. (included in Exhibit 5.1)

 23.2         Consent of Coopers & Lybrand L.L.P.

 24.1*        Power of Attorney



* Previously Filed.

ITEM 17.         UNDERTAKINGS.

         (a)     Rule 415 Offering.

                 The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                          (i)     To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                          (ii)    To reflect in the prospectus any facts or
events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                          (iii)   To include any material information with
respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         Provided, however, that the undertakings set forth in paragraphs
(a)(1)(i) and (a)(1)(ii) above do not apply if this Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

                 (3)      To remove from registration by means of
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)     Filings Incorporating Subsequent Exchange Act Documents by
Reference.

                 The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h)     Indemnification for Liabilities.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 18, 1997.


                                        CD RADIO INC.

                                        /s/ DAVID MARGOLESE
                                        -------------------
                                        David Margolese
                                        Chairman and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



 Signature                                     Title                                        Date
 ---------                                     -----                                        ----
 /s/ DAVID MARGOLESE                           Chairman and Chief Executive Officer         June 18, 1997
 ------------------------------------------    (Principal Financial and Principal
 David Margolese                               Accounting Officer)


                   *                           Director                                     June 18, 1997
 ------------------------------------------
 Robert D. Briskman


                   *                           Director                                     June 18, 1997
 ------------------------------------------
 Lawrence F. Gilberti


                   *                           Director                                     June 18, 1997
 ------------------------------------------
 Peter K. Pitsch


                   *                           Director                                     June 18, 1997
 ------------------------------------------
 Jack Z. Rubinstein


                   *                           Director                                     June 18, 1997
 ------------------------------------------
 Ralph V. Whitworth


*By /s/  David Margolese
    ---------------------------------------
    David Margolese
    Attorney-in-Fact

                               INDEX TO EXHIBITS



    EXHIBIT
    NUMBER                DESCRIPTION                                                                      PAGE
    ------                -----------                                                                      ----
     4.1                  Form of Preferred Stock Investment Agreement (Incorporated by reference to Exhibit 10.24 of the Registrant's Annual Report on Form 10-K for the
                          year ended December 31, 1996)

     4.2                  First Amendment to the Preferred Stock Investment Agreement
                          (Incorporated by reference to Exhibit 10.24.1 of the Registrant's Annual
                          Report on Form 10-K for the year ended December 31, 1996)

     4.3                  Second Amendment to the Preferred Stock Investment Agreement
                          (Incorporated by reference to Exhibit 10.24.1 of the Registrant's Annual
                          Report on Form 10-K for the year ended December 31, 1996)

     5.1                  Opinion of Bogle & Gates P.L.L.C.

    23.1                  Consent of Bogle & Gates P.L.L.C. (included in Exhibit 5.1)

    23.2                  Consent of Coopers & Lybrand L.L.P.

    24.1 *                Power of Attorney




* Previously Filed.